                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                               Politics.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.00001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   73111K 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Glen Hughlette, 1100 New York Avenue NW, Mezzanine Level, Washington, D.C. 20005
                                 (202) 737-2277
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 26, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------
CUSIP NO.         73111K 108
-------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Medinex Systems, Inc.
           82-0514605

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                        (B)  x

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    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO       (SEE ITEM 3)

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   / /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
                                         40,100,000
         NUMBER OF
                             --------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY                      0
         OWNED BY
                              -------------------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING                       40,100,000
          PERSON
                             --------------------------------------------------
           WITH                  10      SHARED DISPOSITIVE POWER
                                         0

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,100,000
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           80.2%

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO

-------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

ITEM 1.  SECURITY AND ISSUER

Class of Equity Security:                               Common Stock, $.00001 par value
                                                        ("Common Stock")

Name of Issuer:                                         Politics.com, Inc. ("Politics.com")

Address of Principal Executive Office of                1100 New York Avenue NW, Mezzanine Level,
Issuer:                                                 Washington, D.C. 20005

ITEM 2.  IDENTITY AND BACKGROUND

Name of Reporting Persons On Whose                      Medinex Systems, Inc. ("Medinex")
Behalf This Statement is Filed:

State of Organization:                                  Delaware

Principal Business:                                     Medinex focuses on business-to-business
                                                        e-commerce and services in the healthcare
                                                        sector, and targets primary care physicians,
                                                        clinics, hospitals, medical supply companies,
                                                        medical students and others.

Address of Principal Business and Principal             806 West Clearwater Loop, Suite N,
Office:                                                 Post Falls, ID 83854

Criminal History:                                       During the last five (5) years, neither
                                                        Medinex nor, to the best of Medinex's
                                                        knowledge, any of the executive officers or
                                                        directors of Medinex listed in Annex A
                                                        hereto, have been convicted in a criminal
                                                        proceeding (excluding traffic violations or
                                                        similar misdemeanors).

Securities Laws Violations:                             During the last five (5) years, neither
                                                        Medinex nor, to the best of Medinex's
                                                        knowledge, any of the executive officers or
                                                        directors of Medinex listed in Annex A
                                                        hereto, have been party to any proceeding
                                                        pursuant to which he/she/it was enjoined
                                                        from future violations of federal or state
                                                        securities laws during the last five years.

Attached hereto as Annex A is a list of the directors and executive officers of Medinex, which contains the following information with respect to each such person:

     (a)      name;
     (b)      business address;
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Each person identified in Annex A is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Medinex sold all of the issued and outstanding stock of Raintree Communications Corporation, Public Disclosure, Inc., Net.Capitol, Inc., and U.S. Congress Handbook, Inc., along with certain other political-related assets, to Politics.com, in exchange for 40,100,000 shares of common stock of Politics.com.

ITEM 4.  PURPOSE OF TRANSACTION

On July 26, 2000, Medinex transferred substantially all of its assets in its Votenet division to Politics.com in exchange for 40,100,000 shares of common stock of Politics.com, which represents just more than 80% of Politics.com's outstanding stock. The assets were sold to Politics.com pursuant to an Asset Purchase Agreement dated as of July 14, 2000 (the "Asset Purchase Agreement").

As a result of the sale, Politics.com has become a majority-owned subsidiary of Medinex. The combining of Medinex and Politics.com is intended to strengthen the Internet politics and public policy businesses of each company and to create the opportunity for more rapid revenue growth.

As part of the transaction, Howard R. Baer and Kevin C. Baer have resigned from their positions as officers and directors of Politics.com, the size of the board of directors has been reduced from five to three members, and Anthony J. Paquin and Glen Hughlette have been appointed directors until the next annual meeting of the stockholders of Politics.com. Glen Hughlette has additionally been elected to serve as CEO, president, secretary, and treasurer of Politics.com. Politics.com plans to expand the size of its board of directors to seven, and the board of directors will elect the four persons nominated by Howard R. Baer, Anthony J. Paquin, and Glen Hughlette to fill the resulting vacancies.

Politics.com anticipates that it will change its name to Votenet Solutions, Inc. and will continue to trade on the OTCBB.

Except as disclosed above, Medinex does not have any plans or proposals which would relate to or result in any of the events enumerated in items (a) through
(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Aggregate number and percentage of       40,100,000 (representing just more than
securities beneficially owned:           80% of Politics.com's common stock)

Number of shares over which reporting    40,100,000
person has sole voting power:

Number of shares over which reporting    0
person has shared power to vote:

Number of shares over which reporting    40,100,000
person has sole power to dispose:

Number of shares over which reporting    0
person has shared power to dispose:

Transactions during the last 60 days:    None.

Other persons who have the right to      None
receive dividends or sale proceeds:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Section 4.8 of the Asset Purchase Agreement restricts Medinex from selling, offering to sell, contracting to sell, granting any option for the sale of, granting any security interest in, pledging, margining, hypothecating, or otherwise selling or disposing of the 40,100,000 shares of Politics.com common stock owned by Medinex until January 26, 2001. A copy of the Asset Purchase Agreement is included as Exhibit A to this Schedule 13D. There are no other contracts, arrangements, understandings, or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Politics.com.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Asset Purchase Agreement between Politics.com and Netivation.com, Inc., (now known as Medinex Systems, Inc.), dated July 14, 2000. All exhibits and schedules pertaining thereto are available upon request from Politics.com.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MEDINEX SYSTEMS, INC.


August 4, 2000                          /s/ Anthony J. Paquin
------------------                      --------------------------------
Date                                    Anthony J. Paquin, President and
                                        Chief Executive Officer

                                     ANNEX A

The name and present principal occupation or employment of each director and executive officer of Medinex is set forth below.

DIRECTORS

Anthony J. Paquin. Mr. Paquin is the President, Chief Executive Officer, and Chairman of the Board of Directors of Medinex. His business address is 806 West Clearwater Loop, Suite N, Post Falls, Idaho 83854.

Gary Paquin. Mr. Paquin is the Chief Marketing Officer, Corporate Secretary, and Vice Chairman of the Board of Directors of Medinex. His business address is 806 West Clearwater Loop, Suite N, Post Falls, Idaho 83854.

Douglas K. Carnahan. Mr. Carnahan recently retired from his position as Senior Vice President of Hewlett Packard Company. His address 4410 West Chinden, Meridian, Idaho 83642.

Donna Weaver. Ms. Weaver is Chairman of Weaver, Field & London, Inc., an investor relations and corporate communications firm. Her business address is 6316 South Helena, Spokane, Washington 99223.

T.A. (Drew) Wahlin. Mr. Wahlin is the managing principal of Idaho Consulting International, a consulting firm. His business address is 1797 E. Boise Avenue, Boise, Idaho 83706.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

James B. Arnold. Mr. Arnold is the Chief Financial Officer and Treasurer of Medinex. His business address is 806 West Clearwater Loop, Suite N,
Post Falls, Idaho 83854.

Kelly M. McCarthy. Ms. McCarthy is the Executive Vice President of Mergers and Acquisitions of Medinex. Her business address is 806 West Clearwater Loop, Suite N, Post Falls, Idaho 83854.

EXHIBIT INDEX

Exhibit A - Asset Purchase Agreement between Politics.com, Inc. and Netivation.com, Inc., dated July 14, 2000.

                                    EXHIBIT A

                            ASSET PURCHASE AGREEMENT

                            ASSET PURCHASE AGREEMENT

     This Asset Purchase Agreement is entered into this 14th day of July, 2000, by and between POLITICS.COM, INC., a Delaware corporation ("Purchaser") and NETIVATION.COM, INC., a Delaware corporation ("Seller").

                                R E C I T A L S :

     A. Seller develops and operates an Internet public policy and political community site that provides content, products and services for candidates for political office, voters, political organizations, political action committees and lobbyists (the "Business").

     B. Purchaser desires to acquire specific assets of the Seller, as hereinafter identified, and Seller desires to sell such assets to Purchaser.

                  NOW THEREFORE, IT IS AGREED AS FOLLOWS:

                               A G R E E M E N T :

     SECTION 1 - DESCRIPTION OF TRANSACTION

     1.1 ASSETS PURCHASED. Seller shall sell to Purchaser and Purchaser shall purchase from Seller, on the terms and conditions set forth in this Agreement, the assets set forth on EXHIBIT A, which represent all the material assets used in the Business (except for the excluded assets listed on Schedule 1.1), (the "Assets").

     1.2 LIABILITIES ASSUMED. Purchaser shall assume no liabilities except the obligation to perform all of Seller's future obligations under the agreements listed on EXHIBIT B.

     1.3 PURCHASE PRICE FOR ASSETS. The purchase price for the Assets shall be Forty Million One Hundred Thousand (40,100,000) shares of Politics.com common stock.

     1.4 PAYMENT OF PURCHASE PRICE. The shares of Politics.com common stock specified in Section 1.3 shall be issued to Seller as soon as practicable after the Closing.

     1.5 CLOSING. This Agreement shall be closed at the offices of Politics.com, Inc. in Tempe, Arizona on or before July 21, 2000, or at such other place and time as the parties may agree in writing (the "Closing" or the "Closing Date"). If Closing has not occurred on or prior to July 28, 2000, then any party may elect to terminate this Agreement. If, however, the Closing has not occurred because of a breach of contract by one or more parties, the breaching party or parties shall remain liable for breach of contract.

     1.6 ADJUSTMENTS. The related income and expenses of the Assets purchased up to the close of business on the day before the Closing Date shall be for the account of Seller and thereafter for the account of Purchaser. Expenses, including but not limited to utilities, taxes and rents shall be prorated between Seller and Purchaser as of the close of business on the Closing Date, the proration to be made and paid, insofar as reasonably possible, on the Closing Date, with settlement of any remaining items to be made within 30 days following the Closing Date.

     1.7 SHARES ISSUED. Each certificate representing any of the shares of Politics.com stock to be issued pursuant to this Agreement shall bear a legend identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise):

               "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND ARE RESTRICTED WITHIN THE MEANING OF RULE 144 OF THE ACT AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE."

     1.8 TAX TREATMENT . Purchaser and Seller intend that the transaction contemplated by this Agreement be treated as a transfer of property pursuant to Section 351 of the Internal Revenue Code that would not be reportable to the Internal Revenue Service as a taxable transaction.

     SECTION 2 - REPRESENTATIONS AND WARRANTIES OF SELLER

     Except as set forth in Schedule 2 (Seller's Schedule of Exceptions), Seller represents and warrants, to and for the benefit of Purchaser, as follows:

     2.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Seller has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to carry out the provisions of this Agreement and to carry on its business as presently conducted and as presently proposed to be conducted. Seller is duly qualified and authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) make such qualifications necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on Seller or its respective businesses. Seller has made available to Purchaser true, correct and complete copies of Seller's articles of incorporation and bylaws, each as amended to date.

     2.2 AUTHORIZATION; BINDING OBLIGATIONS. Seller has all requisite right, power and authority to enter into and to perform its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     2.3 TITLE TO PROPERTIES AND ASSETS; LIENS, ETC. EXHIBIT A is a complete and accurate list of all material Assets (whether leased or owned), including intellectual property, of Seller that are to be transferred to Purchaser pursuant to this Agreement. The Assets are sufficient to operate the business as presently conducted, being understood that no cash is being acquired and that cash is necessary to operate the Business. However, the Assets do not necessarily represent all of the assets historically used by Seller in the operation of the Business. Seller has good and marketable title to all of its properties and Assets listed on EXHIBIT A, in each case subject to no material mortgage, pledge, lien, lease, encumbrance or charge, other than those resulting from taxes which have not yet become due and payable. All facilities, machinery, equipment, fixtures, vehicles and other properties listed on EXHIBIT A are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used. Seller is in compliance with all material terms of each lease listed on EXHIBIT A to which it is a party or is otherwise bound.

     2.4 PATENTS AND TRADEMARKS. To the knowledge of Seller, Seller owns or possesses sufficient legal rights to all trademarks, service marks, trade names, copyrights, trade secrets, licenses, patents, information and other proprietary rights and processes listed on EXHIBIT A to operate the Business, without any known infringement of the rights of others. There are no outstanding options, licenses or agreements of any kind relating to the foregoing. Seller has not received any communications alleging that, in regards to the foregoing, it has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

     2.5 SOFTWARE. All the commercial software listed on EXHIBIT A has been licensed properly and all fees, royalties and charges payable in connection therewith have been paid in full.

     2.6 LITIGATION. There is no material action, suit, proceeding or investigation pending, or to the knowledge of Seller, currently threatened against Seller that questions the validity of this Agreement or the right of Seller to enter into any such agreement, or to consummate the transactions contemplated hereby or thereby.

     2.7 TAXES. Each tax required to have been paid, or claimed by any governmental body to be payable, by Seller with respect to the Assets listed on EXHIBIT A (whether pursuant to any tax return or otherwise) has been duly paid in full and on a timely basis.

     2.8 COMPLIANCE WITH OTHER INSTRUMENTS. Neither the execution and delivery of this Agreement, nor the consummation or performance of any of the transactions contemplated thereby, will materially, directly or indirectly, (with or without notice or lapse of time):

           (i) result in a violation of (A) any of the provisions of Seller's certificate of incorporation or bylaws, or (B) any resolution adopted by Seller's stockholders or Seller's board of directors;

           (ii) result in a violation of, or give any governmental body or other person the right to exercise any remedy or obtain any relief under, any legal requirement or any order to which Seller, or any of the Assets owned or used by Seller, is subject;

           (iii) result in a breach of, or result in a default under, any provision of any contract to which Seller is a party; or

           (iv) give any person the right to (A) declare a default or exercise any remedy under any contract to which Seller is a party, (B) accelerate the maturity or performance of any contract to which Seller is a party or (C) cancel, terminate or modify any contract to which Seller is a party.

     2.9 APPROVALS. This Agreement and the consummation of the transactions contemplated by this Agreement have been approved by all necessary corporate action on the part of Seller (with the exception of final approval from Seller's board of directors).

     2.10  SECURITIES MATTERS.

           (a) Seller is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933 and is familiar with the foregoing Regulation D. Seller is an investor in securities of private companies and acknowledges that an investment in Purchaser involves a high degree of risk. Seller is able to fend for itself in evaluating and consummating the transactions contemplated by this Agreement, can bear the economic risk of its investment (including a possible complete loss of such investment) for an indefinite period of time and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in Purchaser. Seller is entering into this Agreement without knowledge of any public solicitation or general advertising by Purchaser related to its securities.

           (b) Seller hereby confirms, that the capital stock of Purchaser to be acquired by Seller will be acquired for investment for Seller's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Seller has no present intention of selling, granting any participation in, or otherwise distributing the same, except Seller may, subject to compliance with applicable securities laws, transfer such stock to a person or entity that directly or indirectly, through one or more intermediaries, controls or is under common control with Seller. By executing this Agreement, Seller further represents that

Seller does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to such stock. Seller has not been formed for the specific purpose of acquiring such stock.

     2.11 FULL DISCLOSURE. Seller has made available to Purchaser an accurate and complete copy of its Registration Statement on Form SB-2 No. 333-74569 filed with the Securities and Exchange Commission (the "SEC") on June 22, 1999 (the "Registration Statement"), its 10KSB for the period ending December 31, 1999 (the "10K"), and its 10QSB for the period ending March 31, 2000 (the "10Q"). The Registration Statement, the 10K, and the 10Q (i) comply in all material respects with the applicable requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 and (ii) do not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 3 - REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Except as set forth in Schedule 3 (Purchaser's Schedule of Exceptions), Purchaser represents and warrants to and for the benefit of Seller, as follows:

     3.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Purchaser has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to carry out the provisions of this Agreement and to carry on its business as presently conducted and as presently proposed to be conducted. Purchaser is duly qualified and authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) make such qualifications necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on Purchaser or its respective businesses. Purchaser has made available to Seller true, correct and complete copies of Purchaser's articles of incorporation and bylaws, each as amended to date.

     3.2 AUTHORIZATION; BINDING OBLIGATIONS. Purchaser has all requisite right, power and authority to enter into and to perform its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     3.3 CAPITALIZATION; VOTING RIGHTS. Immediately prior to Closing, the authorized capital stock of Purchaser shall consist of (a) 50,000,000 shares of common stock and (b) 20,000,000 shares of preferred stock, of which no shares are issued and outstanding. Immediately prior to the Closing, the total outstanding shares of common stock and shares of common stock issuable upon exercise of outstanding options, warrants or other rights to acquire common stock will be 9,750,000. All issued and outstanding shares of common stock and preferred stock (i) have been duly authorized and validly issued,
(ii) are fully paid and nonassessable, and (iii) were, to Purchaser's knowledge, issued in compliance with all applicable state and federal laws concerning the issuance of securities. The stock to be issued pursuant to this Agreement has been duly authorized and, when issued in compliance with the provisions of this Agreement and its certificate of incorporation, will be validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, other than liabilities imposed upon stockholders generally by the provisions of Delaware law, and will not be subject to any other restrictions, except as set forth in or provided by this Agreement and as may be imposed by applicable law.

     3.4 FULL DISCLOSURE. Purchaser has delivered to Seller an accurate and complete copy of its Registration Statement on Form 10S-B, as amended, No. 000-27591 filed with the Securities and Exchange Commission (the "SEC") (the "Registration Statement"), its 10K for the period ending December 31, 1999 (the "10K"), and its 10Q for the period ending March 31, 2000 (the "10Q"), which is the most recent document filed with the SEC as of the date hereof. The Registration Statement, the 10K, and the 10Q (i) comply in all material respects with the applicable requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934, and (ii) do not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     3.5 TITLE TO PROPERTIES AND ASSETS; LIENS, ETC. EXHIBIT C is a complete and accurate list of all material assets (whether leased or owned), including intellectual property, of Purchaser. Purchaser has good and marketable title to all of its properties and assets listed on EXHIBIT C, in each case subject to no material mortgage, pledge, lien, lease, encumbrance or charge, other than those resulting from taxes which have not yet become due and payable. All facilities, machinery, equipment, fixtures, vehicles and other properties listed on EXHIBIT C are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used. Purchaser is in compliance with all material terms of each lease listed on EXHIBIT C to which it is a party or is otherwise bound.

     3.6 PATENTS AND TRADEMARKS. To the knowledge of Purchaser, Purchaser owns or possesses sufficient legal rights to all trademarks, service marks, trade names, copyrights, trade secrets, licenses, patents, information and other proprietary rights and processes listed on EXHIBIT C to operate Purchaser's business, without any known infringement of the rights of others. There are no outstanding options, licenses or agreements of any kind relating to the foregoing. Purchaser has not received any communications alleging that, in regards to the foregoing, it has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

     3.7 SOFTWARE. All the commercial software listed on EXHIBIT C has been licensed properly and all fees, royalties and charges payable in connection therewith have been paid in full.

     3.8 LITIGATION. There is no material action, suit, proceeding or investigation pending, or to the knowledge of Purchaser, currently threatened against Purchaser that questions the validity of this Agreement or the right of Purchaser to enter into any such agreement, or to consummate the transactions contemplated hereby or thereby.

     3.9 TAXES. Each tax required to have been paid, or claimed by any governmental body to be payable, by Purchaser with respect to the assets listed on EXHIBIT C (whether pursuant to any tax return or otherwise) has been duly paid in full and on a timely basis.

     3.10 COMPLIANCE WITH OTHER INSTRUMENTS. Neither the execution and delivery of this Agreement, nor the consummation or performance of any of the transactions contemplated thereby, will materially, directly or indirectly, (with or without notice or lapse of time):

           (i) result in a violation of (A) any of the provisions of Purchaser's certificate of incorporation or bylaws, or (B) any resolution adopted by Purchaser's stockholders or Purchaser's board of directors;

           (ii) result in a violation of, or give any governmental body or other person the right to exercise any remedy or obtain any relief under, any legal requirement or any order to which Purchaser, or any of the assets owned or used by Purchaser, is subject;

           (iii) result in a breach of, or result in a default under, any provision of any contract to which Purchaser is a party; or

           (iv) give any Person the right to (A) declare a default or exercise any remedy under any contract to which Purchaser is a party, (B) accelerate the maturity or performance of any contract to which Purchaser is a party or (C) cancel, terminate or modify any contract to which Purchaser is a party.

     3.11 APPROVALS. This Agreement and the consummation of the transactions contemplated by this Agreement have been approved by all necessary corporate action on the part of Purchaser.

     SECTION 4 - COVENANTS

     4.1 SELLER'S OPERATION OF BUSINESS PRIOR TO CLOSING. Seller agrees that between the date of this Agreement and the Closing Date, Seller will continue to operate its business of developing and operating an Internet public policy and political community site (as related to the Assets) in the usual and ordinary course and in substantial conformity with all applicable laws, ordinances, regulations, rules, or orders, and will use its best efforts to preserve the Assets being transferred pursuant to this Agreement.

     4.2 ACCESS AND INVESTIGATION. Seller and Purchaser shall ensure that, at all times during the Pre-Closing period:

           (a) Each party and its representatives provide the other party and its representatives with access, during normal business hours upon reasonable notice, to its representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to such party;

           (b) Each party and its representatives provide the other party and its representatives with such copies of existing books, records, tax returns, work papers and other documents and information relating to such party as may be requested in good faith; and

           (c) Each party and its representatives compile and provide the other party and its representatives with such additional financial, operating and other data and information regarding such party as may be requested in good faith. Without limiting the generality of the foregoing, during the Pre-Closing Period, each party shall promptly provide the other party with copies of:

                 (i) all material operating and financial reports prepared for senior management, including copies of the unaudited monthly balance sheets and the related unaudited monthly statements of operations and statements of cash flows;

                 (ii) any material notice, document or other communication sent by or on behalf of one of the parties to any party to any contract or sent to one of the parties by any party to any contract (other than any communication that relates solely to commercial transactions of the type sent in the ordinary course of business);

                 (iii) any written notice, report or other document filed with or sent to any governmental body in connection with the transactions contemplated by this Agreement; and

                 (iv) any material written notice, report or other document received from any governmental body.

     4.3 CONDITIONS AND BEST EFFORTS. Purchaser and Seller will use their best efforts to effectuate the transactions contemplated by this Agreement and to fulfill all the conditions of Purchaser's and Seller's obligations under this Agreement, and shall do all acts and things as may be required to carry out Purchaser's and Seller's obligations and to consummate this Agreement.

     4.4 PUBLIC ANNOUNCEMENTS. Neither Purchaser nor Seller (or any of their respective representatives) shall issue any press release or make any public statement regarding this Agreement or the transactions contemplated thereby, without the other party's prior written consent. Each party will use reasonable efforts to consult with the other party prior to issuing any press release or making any public statement regarding this transaction; PROVIDED THAT any party shall be free to make any disclosure regarding this Agreement that it deems reasonably necessary in order to comply with applicable securities laws or the rules of the Nasdaq Stock Market.

     4.5 CONFIDENTIAL INFORMATION. If for any reason the sale of Assets is not closed, no party will disclose to third parties any confidential information received from the other party in the course of investigating, negotiating, and performing the transactions contemplated by this Agreement.

     4.6 RESALE. Seller shall not sell or otherwise transfer any Politics.com stock until the requirements of Rule 144 are satisfied for such sale or transfer unless the stock is earlier registered. Purchaser shall endeavor to timely cooperate with Seller regarding the resale of Politics.com stock once the requirements in the preceding sentence have been satisfied.

     4.7 NONCOMPETITION OBLIGATIONS. For a period of twelve (12) months from the date of this Agreement, Seller will not, directly or indirectly, at any place in the world, (i) engage or become interested (as owner, stockholder, partner, member, creditor, consultant, or employee) in any business in competition with the business of developing and operating an Internet public policy and political community site (as related to the Assets) conducted by Purchaser, (ii) solicit, divert, take away, or attempt to solicit, divert or take away, any Purchaser customers or the business or patronage of any such customers, either for itself or on behalf of any other person, partnership, corporation or other entity, or (iii) solicit, recruit or hire any employee of Purchaser, either for itself or on behalf of any other person, partnership, corporation or other entity. The parties acknowledge that Purchaser will be conducting business throughout the world and that the worldwide geographic scope of this covenant is reasonably necessary to protect Purchaser's legitimate business interests.

     4.8 LOCK-UP PERIOD. Notwithstanding the provisions of Section 4.6 above, Seller will not, directly or indirectly, for a period of six months from the Closing Date, sell, offer to sell, contract to sell, grant any option for the sale of, grant any security interest in, pledge, margin, hypothecate, or otherwise sell or dispose of the Politics.com stock to be issued pursuant to this Agreement. This Section 4.8 shall survive the Closing.

     4.9 ELECTION OF DIRECTORS. As soon as practical after the Closing, the number of authorized directors of Purchaser will be set at seven and Seller shall vote or act with respect to its shares of Politics.com stock so as to initially elect Howard R. Baer as one of said seven directors. Seller shall cause Howard R. Baer to be nominated as a director of Purchaser and shall vote its shares of Purchaser for the election of Howard R. Baer as a director of Purchaser for a period of 2 years. The remaining six directors shall initially be Anthony Paquin, Glen Hughlette and four directors selected by Anthony Paquin, Glen Hughlette, and Howard R. Baer (based on majority vote). This Section 4.9 shall survive the Closing.

     4.10 SUBLEASE. Seller shall continue to allow Purchaser to sublease certain real property located at 632 Broadway, New York, New York (the "Sublease") and allow Purchaser to divide the profits from the Sublease (determined by calculating the excess rent Purchaser receives from the subtenant under the Sublease over and above the amount of rent Purchaser pays to its landlord) between Purchaser's landlord (the "Landlord") at such property and Howard R. Baer, in accordance with Purchaser's lease, PROVIDED, HOWEVER, that before any such payments are made, Howard R. Baer agrees in writing to compensate Purchaser up to the amount of such payments for any rents due to the Landlord from Purchaser in the event that the rents received under the Sublease are less then the rents due under Purchaser's lease.

     4.11 REVERSE STOCK SPLIT. Without the consent of Seller, Howard R. Baer, and Kevin C. Baer, Purchaser will not take any action to cause a reverse split of its capital stock prior to the first anniversary of the Closing Date.

     4.12 PERSONAL GUARANTY. Seller shall indemnify Howard R. Baer for any liability, costs and expenses, including reasonable attorney's fees and costs, he may incur from the personal guarantee Howard R. Baer has previously entered into in favor of Touch Screen Media Group, Inc. and Seller shall use its best efforts to obtain the release, within 60 days of Closing, of Howard
R. Baer from the guarantee obligation. This Section 4.12 shall survive the Closing.

     SECTION 5 - CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

     The obligations of Purchaser to effect the transaction contemplated by this Agreement are subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

     5.1 REPRESENTATIONS, WARRANTIES, AND COVENANTS OF SELLER. All representations and warranties made in this Agreement by Seller shall be true as of the Closing Date as fully as though such representations and warranties had been made on and as of the Closing Date, and, as of the Closing Date, Seller shall not have violated nor shall have failed to perform in accordance with any covenant contained in this Agreement.

     5.2 CONDITION OF THE ASSETS. There shall have been no material adverse change in the condition of the Assets or the Business prior to the Closing Date.

     5.3 NO SUITS OR ACTIONS. At the Closing Date no suit, action, or other proceeding shall have been threatened or instituted to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the contemplated transactions.

     5.4 SECURITIES LAW COMPLIANCE. All applicable requirements of the Securities Act of 1933 and any applicable state securities laws shall have been satisfied.

     5.5 APPROVALS. This Agreement and the consummation of the transactions contemplated by this Agreement shall have been approved by all necessary corporate action on the part of Purchaser.

     5.6 AGREEMENTS AND DOCUMENTS. Purchaser shall have received the following agreements and documents, each of which shall be in full force and effect:

           (a) a Bill of Sale and Assignment, substantially in the form of EXHIBIT D;

           (b) a legal opinion from Seller's counsel, reasonably acceptable to Purchaser;

           (c) a certificate executed by Seller containing the representation and warranty that (i) each of the representations and warranties made by Seller in this Agreement are accurate in all material respects as of the Closing Date as if made on the Closing Date and (ii) the conditions set forth in this Section 5 have been duly satisfied; and

           (d) such other documents, to the extent such documents are reasonably available or should be reasonably available, as Purchaser may reasonably request in good faith for the purpose of (i) evidencing the accuracy of any representation or warranty made by Seller, (ii) evidencing the compliance by Seller with, or the performance by Seller of, any covenant or obligation set forth in this Agreement, (iii) evidencing the compliance with any applicable federal or state securities law, (iv) evidencing the satisfaction of any condition set forth in this Section 5 or (v) otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

     SECTION 6 - CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

     The obligations of Seller to effect the transaction contemplated by this Agreement are subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

     6.1 REPRESENTATIONS, WARRANTIES, AND COVENANTS OF PURCHASER. All representations and warranties made in this Agreement by Purchaser shall be true as of the Closing Date as fully as though such representations and warranties had been made on and as of the Closing Date, and, as of the Closing Date, Purchaser shall not have violated nor shall have failed to perform in accordance with any covenant contained in this Agreement.

     6.2 NO SUITS OR ACTIONS. At the Closing Date no suit, action, or other proceeding shall have been threatened or instituted to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the contemplated transactions.

     6.3 SECURITIES LAW COMPLIANCE. All applicable requirements of the Securities Act of 1933 and any applicable state securities laws shall have been satisfied.

     6.4 APPROVALS. This Agreement and the consummation of the transactions contemplated by this Agreement shall have been approved by all necessary corporate action on the part of Seller.

     6.5 AGREEMENTS AND DOCUMENTS. Seller shall have received the following agreements and documents, each of which shall be in full force and effect:

           (a) a list, certified as accurate as of a date reasonably close to the Closing Date, setting forth the names of (i) the stockholders of Purchaser and the number of shares of capital stock owned of record by each such stockholder, and (ii) the names of all holders of rights to acquire shares of capital stock of Purchaser and the type of security, number of shares, and purchase prices applicable to such securities;

           (b) a legal opinion from counsel for Purchaser, reasonably acceptable to Seller;

           (c) a certificate executed by Purchaser containing the representation and warranty that (i) each of the representations and warranties made by Purchaser in this Agreement are accurate in all material respects as of the Closing Date as if made on the Closing Date and (ii) the conditions set forth in this Section 6 have been duly satisfied;

           (d) a Schedule 6.5(d), certified as accurate as of the Closing Date listing all of Purchaser's material liabilities;

           (e) resignations of all of Purchasers current board directors, other than Howard R. Baer;

           (f) an agreement in writing, reasonably acceptable to Seller, executed by Howard R. Baer and Kevin C. Baer in which Howard R. Baer and Kevin C. Baer agree to lock up all shares of common stock of Purchaser owned by them as follows: (i) all shares shall be locked up for the first 30 days after the Closing Date, and (ii) during the following 5 months, an aggregate of 150,000 shares shall be released from lock up; and

           (g) such other documents, to the extent such documents are reasonably available or should be reasonably available, as Seller may reasonably request in good faith for the purpose of (i) evidencing the accuracy of any representation or warranty made by Purchaser, (ii) evidencing the compliance by Purchaser with, or the performance by Purchaser of, any covenant or obligation set forth in this Agreement, (iii) evidencing the compliance with any applicable federal or state securities law, (iv) evidencing the satisfaction of any condition set forth in this Section 6 or (v) otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

     6.6 TREATMENT. Seller's CPA firm shall have confirmed to Seller in writing that the transaction contemplated by this Agreement will be a nontaxable transaction pursuant to Section 351 of the Internal Revenue Code.

     6.7 DUE DILGENCE. Seller shall have completed a due diligence review of Purchaser, reasonably satisfactory to Seller.

     SECTION 7 - TERMINATION

     7.1   TERMINATION EVENTS. This Agreement may be terminated prior to the
Closing:

           (a) by Purchaser if (i) there is a material breach of any covenant or obligation of Seller or (ii) Purchaser reasonably determines that the timely satisfaction of any condition set forth in Section 5 has become impossible (other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement);

           (b) by Seller if (i) there is a material breach of any covenant or obligation of Purchaser or (ii) Seller reasonably determines that the timely satisfaction of any condition set forth in Section 6 has become impossible (other than as a result of any failure on the part of Seller to comply with or perform any covenant or obligation of Seller set forth in this Agreement);

           (c) by Purchaser at or after the Closing Date if any condition set forth in Section 5 has not been satisfied by the Closing Date;

           (d) by Seller at or after the Closing Date if any condition set forth in Section 6 has not been satisfied by the Closing Date;

           (e) by Purchaser if the Closing has not taken place on or before July 28, 2000 (other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement);

           (f) by Seller if the Closing has not taken place on or before July 28, 2000 (other than as a result of the failure on the part of Seller to comply with or perform any covenant or obligation of Seller set forth in this Agreement);

           (g)  by the mutual consent of Purchaser and Seller.

     7.2 TERMINATION PROCEDURES. If any party wishes to terminate this Agreement pursuant to Section 7.1, such party shall deliver to the other party a written notice stating that they are terminating this Agreement and setting forth a brief description of the basis on which they are terminating this Agreement.

     7.3   EFFECT OF TERMINATION. If this Agreement is terminated pursuant to
Section 7.1, all further obligations of the parties under this Agreement shall automatically terminate; PROVIDED, HOWEVER, that: (a) neither Purchaser nor Seller shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 4.4.

     SECTION 8 - INDEMNIFICATION

     8.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made in this Agreement shall survive the Closing of this Agreement, except that any party to whom a representation or warranty has been made in this Agreement shall be deemed to have waived any misrepresentation or breach of representation or warranty of which such party had knowledge prior to Closing. Any party learning of a misrepresentation or breach of representation or warranty under this Agreement shall immediately give written notice thereof to all other parties to this Agreement. The representations and warranties in this Agreement shall terminate one year from the Closing Date, and such representations or warranties shall thereafter be without force or effect, except (i) any claim with respect to which notice has been given to the party to be charged prior to such expiration date and (ii) fraud claims, which shall survive for the statute of limitations applicable to claims based on such matters.

     8.2 INDEMNIFICATION. Purchaser and Seller hereby agree to indemnify and hold each other, their successors, and assigns harmless from and against:

           (a) Any and all claims, liabilities, and obligations of every kind and description, contingent or otherwise, arising out of or related to the operation of each party's respective business prior to the close of business on the day before the Closing Date, except for claims, liabilities, and obligations of Seller expressly assumed by Purchaser under this Agreement or paid by insurance maintained by Seller or Purchaser.

           (b) Any and all damage or deficiency resulting from any material misrepresentation, breach of warranty or covenant, or nonfulfillment of any agreement on the part of any party under this Agreement.

           (c) The indemnity obligations under Section 8.2 shall be subject to the following: if any claim is asserted against Purchaser or Seller that would give rise to a claim by Purchaser or Seller against one of the other parties to this Agreement for indemnification under the provisions of this section, then Purchaser or Seller, as the case may be, shall promptly give written notice to the other party concerning such claim and the party responsible for indemnification under the provisions of this section shall, at no expense to the other party to this Agreement, defend the claim.

     SECTION 9 - MISCELLANEOUS PROVISIONS

     9.1 PURCHASER'S ACCEPTANCE. Purchaser represents and acknowledges that it has entered into this Agreement on the basis of its own examination, personal knowledge, and opinion of the value of the Business. Purchaser has not relied on any representations made by Seller other than those specified in this Agreement. Purchaser further acknowledges that Seller has not made any agreement or promise to repair or improve any of the equipment, or other personal property being sold to Purchaser under this Agreement, and that Purchaser takes all such property in the condition existing on the date of this Agreement, except as otherwise provided in this Agreement.

     9.2 RISK OF LOSS. The risk of loss, damage, or destruction to any of the equipment, inventory, or other assets to be conveyed to Purchaser under this Agreement shall be borne to the time of Closing by Seller.

     9.3 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified, or supplemented only by a written agreement signed by all of the parties hereto.

     9.4 NOTICES. All notices, requests, demands, and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given when delivered by hand or two days after being mailed by certified or registered mail, return receipt requested, with postage prepaid:

           If to Seller, to:                  Netivation.com, Inc.
                                              806 Clearwater Loop, Suite N
                                              Post Falls, ID 83854

           with copy to:                      Mark Ellison
                                              Moffatt, Thomas, Barrett,
                                              Rock & Fields, Chtd.
                                              101 S. Capitol Blvd., 10th Floor
                                              Post Office Box 829
                                              Boise, ID 83701-0829

or to such other person or address as Seller furnishes to Purchaser pursuant to the above.

           If to Purchaser, to:               Politics.com, Inc.
                                              2530 So. Rural Rd.
                                              Tempe, AZ 85282

           with copy to:                      John G. Nossiff, Jr., Esq.

                                              Brown, Rudnick, Freed & Gesmer
                                              One Financial Center
                                              Boston, MA 02111

or to such person or address as Purchaser furnishes to Seller pursuant to the above.

     9.5 ATTORNEY FEES. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

     9.6 DISPUTE RESOLUTION. The parties shall attempt in good faith to resolve any controversy or claim arising out of or relating to this Agreement, or the breach, termination, or validity thereof (a "Dispute") promptly by negotiation between the parties. If a Dispute has not been resolved within 30 days by negotiation, the parties shall attempt to mediate the Dispute through a mediator or mediation service in Boise, Idaho, having no fewer than three (3) years of operating experience in Boise, Idaho. If after good faith by the parties to this Agreement a Dispute is not resolved by mediation, then the Dispute shall be settled by arbitration by a sole arbitrator in accordance with the Center for Public Resources Rules for Non-Administered Arbitration of Business Disputes, and governed by the United States Arbitration Act, 9 U.S.C. Sections 1-16, except as otherwise provided herein. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The place of arbitration shall be Boise, Idaho. The arbitrator shall apply the law to the dispute in the same manner as a judge were the dispute before a court of law of the state of Idaho. The arbitrator shall have the authority to award any remedy or relief that a court of the state of Idaho could order or grant, including, without limitation, specific performance of any obligation created under the Agreement, the issuance of an injunction, or the imposition of sanctions for abuse or frustration of the arbitration process. Notwithstanding the foregoing, the arbitrator shall not have authority to award punitive damages. The parties shall take all reasonable steps necessary to conduct a hearing no later than 45 days after submission of the matter to arbitration. The arbitrator shall render his decision within 15 days after the close of the arbitration hearing. The arbitration award shall be in writing and shall specify the factual and legal bases for the award.

     9.7 PRESUMPTION. This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party. All parties acknowledge that they have had sufficient opportunity to obtain advice from their own counsel in regards to the drafting and creation of this Agreement.

     9.8 GOVERNING LAW, TIME, TITLES, PRONOUNS. This Agreement shall be governed by and construed in accordance with the laws of the state of Idaho. In computing any period of time pursuant to this Agreement, the day of the act, event, or default from which the designated period of time begins to run shall be included, unless it is a Saturday, Sunday, or a legal holiday, in which event the period shall begin to run on the next day which is not a Saturday, Sunday, or legal holiday. All section titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement. Any amendments to this Agreement must be in writing and signed by the party against whom enforcement of that amendment is sought. This Agreement shall be binding upon the heirs, executors, administrators, successors, and assigns of the parties hereto.

     9.9 FURTHER ACTION, COUNTERPARTS, SAVINGS CLAUSE. The parties hereto shall execute and deliver all documents, provide all information, and take or forbear from all such action as may be necessary or appropriate to achieve the purpose of the Agreement. This Agreement may be executed in several counterparts and transmitted by facsimile and all so executed shall constitute one Agreement, binding on all the parties hereto even though all the parties are not signatories to the original or the same counterpart. Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement the date and year set forth above.

                                     PURCHASER:

                                     POLITICS.COM, INC.,
                                     a Delaware corporation


                                     By   /s/ Howard R. Baer
                                        --------------------------------------
                                        Howard R. Baer, Chairman and President


                                     SELLER:

                                     NETIVATION.COM, INC.,
                                     a Delaware corporation


                                     By   /s/ Anthony J. Paquin
                                        --------------------------------
                                        Anthony J. Paquin, President and
                                        Chief Executive Officer